May 21, 2009

VIA EDGAR AND UPS

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mohegan Tribal Gaming Authority
Form 10-K for the fiscal year ended September 30, 2008
Filed December 29, 2008
File No. 033-80655

Dear Ms. Cvrkel:

This letter sets forth the response of the Mohegan Tribal Gaming Authority (the “Authority”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 7, 2009 regarding the Authority’s Form 10-K for the fiscal year ended September 30, 2008. For the convenience of the Staff, the caption heading and text of your comment have been reproduced herein, and the Authority’s response immediately follows.

Annual Report on Form 10-K for the fiscal year ended September 30, 2008

Note 17 – Segment Reporting, page F-39

1.	We note from your response to our prior comment 7 that you aggregate the WNBA Connecticut Suns and the Mohegan Sun Country Club operating segments with the Mohegan Sun reporting segment primarily based on the quantitative thresholds of paragraph 18 of SFAS 131. Please note that in order for operating segments to be aggregated, they must have similar economic characteristics and meet the aggregation criteria of paragraph 17 of SFAS 131. Furthermore, to the extent you have operating segments that do not meet the quantitative thresholds, nor do they meet the aggregation criteria, they should be reported in an “all other” category. Please refer to paragraphs 19 and 21 of SFAS 131 and revise future filings accordingly.

Ms. Linda Cvrkel	May 21, 2009

Securities and Exchange Commission

Response: The Authority acknowledges the Staff’s further comment relating to segment disclosure under paragraph 17 of SFAS 131. However, the Authority believes it is appropriate to aggregate the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club with the Mohegan Sun operating segment because these operations share the same economic characteristic, which is to generate gaming and entertainment revenues by attracting patrons to Mohegan Sun. Mohegan Sun is a gaming and entertainment complex offering a wide variety of gaming and entertainment-related amenities to patrons including table games, slot machines, poker, hotel accommodations (Sky Hotel), basketball games (Connecticut Sun), golfing (Mohegan Sun Country Club), live entertainment (Mohegan Sun Arena) and various food, beverage and retail amenities, in addition to others. These offerings are sensitive to consumer demand and increases or decreases in patron disposable income and yield corresponding changes to their level of consumption of Mohegan Sun’s gaming and other amenities. The Authority does not operate the Connecticut Sun WNBA franchise or the Mohegan Sun Country Club to generate cash flows as stand-alone businesses. Rather, it operates these and other portions of the Mohegan Sun gaming and entertainment complex to increase patron visitation and ultimately enhance casino revenues. The Authority believes that offerings such as the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club are factors in patrons’ decision whether to visit the Mohegan Sun property or that of a competitor, and the Authority chooses to offer these amenities due to their contribution to Mohegan Sun’s overall financial performance. The Authority evaluates certain of Mohegan Sun’s offerings based on the incremental gaming revenues that such amenities provide. This information is assessed internally for management purposes, but does not result in an allocation of revenues from one element of the complex to another; that is, the Authority does not allocate a portion of gaming revenues attributable to additional patronage due to a Connecticut Sun basketball game to the Connecticut Sun’s results of operations. The Authority makes its operating decisions and assesses performance at the property level (Mohegan Sun and Pocono Downs) and does not assess the performance of the Connecticut Sun WNBA franchise or the Mohegan Sun Country Club to make resource decisions.

In addition, these operations meet the applicable aggregation criteria set forth under paragraph 17 of SFAS 131, as discussed below:

a.	The nature of the products/services – The aforementioned gaming and entertainment-related amenities are all similar in nature since, collectively, they support/attract patronage to Mohegan Sun in order to generate gaming and entertainment revenues.

b.	The nature of the production processes – Not applicable.

c.	The type or class of customer for the products/services – Mohegan Sun appeals to individuals seeking gaming and entertainment-related activities. The aforementioned amenities are available to Mohegan Sun patrons and, thus, the operations are similar in this area.

d.	The methods used to distribute products or provide their services – Mohegan Sun is marketed as a gaming and entertainment complex. Accordingly, the aforementioned amenities are accessible to Mohegan Sun patrons and the operations are therefore similar in this area.

Ms. Linda Cvrkel	May 21, 2009

Securities and Exchange Commission

e.	The nature of the regulatory environment – Not applicable.

In addition, the Authority believes that aggregating the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club with the Mohegan Sun operating segment is similar in nature to how the Authority’s peers in the casino industry treat such segments, which aggregate their golf courses and other amenities with their operating units due to the overall contribution that such amenities provide to a casino resort. Furthermore, the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club operations are immaterial to the Authority’s consolidated results (approximately 0.4% of consolidated net revenues for the fiscal year ended September 30, 2008) and, as a result, reclassifying these operations and reporting them in an “all other” category will not add significantly to an investor’s understanding of the Authority’s operations.

Based on the Authority’s response contained in its letter to the Staff dated April 10, 2009 relating to the Staff’s prior comment 7, and based on the foregoing, the Authority believes it is appropriate to aggregate the Connecticut Sun WNBA franchise and the Mohegan Sun Country Club with the Mohegan Sun operating segment and, thus, believes that revision to the Authority’s future filings in this regard is unnecessary.

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Should you have any questions concerning the above response, please do not hesitate to contact me at (860) 862-6106 or Peter Roberti, Vice President of Finance, at (860) 862-3550.

Very truly yours,

/s/ Leo M. Chupaska
Leo M. Chupaska
Chief Financial Officer

cc:	Bruce S. Bozsum
Mitchell G. Etess
Jeffrey E. Hartmann
Peter J. Roberti
Scott C. Wells, Esq.
Carol Weld King, Esq.